Exhibit 99.1

DOMINION DIAMOND CORPORATION
(formerly Harry Winston Diamond Corporation)

May 1, 2013

TO:	Ontario Securities Commission

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut

RE:	Notice Declaring Intention to be Qualified under National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”)

Dominion Diamond Corporation (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

DOMINION DIAMOND CORPORATION

By: (Signed) “Lyle R. Hepburn”
Name: Lyle R. Hepburn
Title: Corporate Secretary